Exhibit 99.3

PRESS RELEASE

Immatics Presents Clinical Activity and Response Dynamics
of Anzu-cel PRAME Cell Therapy at 2026 ASCO Annual Meeting

•	One-time infusion of anzu-cel (anzutresgene autoleucel, IMA203) PRAME cell therapy induced rapid, deep and durable systemic anti-tumor activity in metastatic PD-1 relapsed cutaneous melanoma and metastatic uveal melanoma

•	Anzu-cel showed a 56% confirmed ORR, 14.6 months mDOR, 6.1 months mPFS and 16.2 months mOS at longer follow-up alongside a predictable and manageable tolerability profile in metastatic melanoma

•	Exploratory response analysis suggests continued control of baseline disease and anti-tumor activity across multiple metastatic disease sites with many lesions remaining controlled, some even after progression

•	Findings reinforce the continued effectiveness of anzu-cel to treat advanced melanoma; Phase 3 SUPRAME trial remains on track as it advances toward BLA submission in 1H 2027

Houston, Texas and Tuebingen, Germany, June 1, 2026 – Immatics N.V. (NASDAQ: IMTX, “Immatics” or the “Company”), the global leader in precision targeting of PRAME with multiple clinical-stage programs spanning cell therapies and bispecifics, today announced extended data from the ongoing Phase 1b clinical trial evaluating anzu-cel (anzutresgene autoleucel, IMA203) PRAME TCR T-cell therapy in heavily pretreated patients with advanced melanoma in an oral presentation at the Annual Meeting of the American Society for Clinical Oncology (ASCO) in Chicago, USA. The dataset is focused on patients treated with anzu-cel at the recommended Phase 2 dose (RP2D), including longer follow-up and further characterization of the durability and systemic nature of the observed clinical responses.

The data will be presented on Monday, June 1, 2026, by Diwakar Davar, M.D., University of Pittsburgh Medical Center Hillman Cancer Center, Pennsylvania, USA during the Oral Abstract Session – Melanoma/Skin Cancers (Abstract ID 9508). The slides are available in the ‘Events & Presentations’ section of the Investor & Media section of the Company’s website.

“What excites us about anzu-cel is the strength of the clinical activity we are seeing in advanced melanoma that is further reinforced by the novel insights into the durability of responses and the systemic nature of anti-tumor activity observed across metastatic disease sites,” said Cedrik

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Britten, M.D., Ph.D., Chief Medical Officer at Immatics. “These findings continue to highlight the potential of anzu-cel to make a meaningful impact on the lives of patients with advanced melanoma. Through the ongoing SUPRAME Phase 3 trial, we are working to bring anzu-cel to more patients in urgent need of effective treatment options.”

Oral Presentation Summary – Anzu-cel Phase 1b Trial

Patient population: Heavily pretreated patient population with metastatic melanoma

•	As of September 24, 2025, 33 heavily pretreated patients with metastatic (stage IV) melanoma received a one-time infusion of anzu-cel at the recommended Phase 2 dose (RP2D, 1 - 10x10[9] TCR T cells) in the Phase 1b dose expansion.

•	The treated patient population consisted of cutaneous melanoma (n=14), uveal melanoma (n=16), mucosal melanoma (n=2) and melanoma of unknown primary (n=1).

•	All patients with cutaneous melanoma, mucosal melanoma and melanoma of unknown primary had metastatic stage IV disease including lesions in liver, brain and/or lung. All patients with uveal melanoma had metastatic stage IV disease with liver and/or extrahepatic metastases.

•	Patients had a median of two prior lines of systemic treatment. The subgroup of patients with cutaneous melanoma (n=14) had a median of 2.5 lines of prior systemic treatments, including a median of two prior lines of immune checkpoint inhibitors. Of these, 64% (9/14) received a combination of ipilimumab and nivolumab and 29% (4/14) received a combination of nivolumab and relatlimab prior to anzu-cel infusion.

Safety: Treatment with anzu-cel continued to show predictable and manageable tolerability

•	Anzu-cel has maintained a manageable tolerability profile, which was consistent across patients with different melanoma subtypes.

•	The most frequent treatment-emergent adverse events were anticipated cytopenias associated with lymphodepletion.

•	Expected and manageable cytokine release syndrome (CRS) was mostly Grades 1 and 2, which is consistent with the mechanism of action. No patients experienced long-term CRS.

•	Immune effector cell-associated neurotoxicity syndrome (ICANS) occurred infrequently, was manageable and mostly mild (Grades 1 and 2).

Anti-tumor activity and durability: Rapid, deep and durable anti-tumor activity of anzu-cel PRAME cell therapy, including durable responses up to >3 years

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	All melanoma[1] (n=33)	Cutaneous melanoma (n=14)	Uveal melanoma[1] (n=16)

cORR	56% (18/32)	50% (7/14)	67% (10/15)
ORR	64% (21/33)	57% (8/14)	69% (11/16)
DCR	91% (30/33)	93% (13/14)	88% (14/16)
mDOR (range) / mFU [mo]	14.6 (4.2, 38.2+) / 18.7	17.9 (4.2, 38.2+) / 18.7	11.0 (4.4, 31.6) / Not defined
mPFS (range) / mFU [mo]	6.1 (1.4, 39.6+) / 20.0	6.0 (1.4, 39.6+) / 20.0	8.5 (1.4, 32.9) / 10.4
mOS (range) / mFU [mo]	16.2 (2.4, 39.6+) / 17.3	13.9 (2.4, 39.6+) / 20.0	Not reached (4.5, 34.2) / 14.3

1 cORR excludes one patient with uveal melanoma who left study (withdrew consent) with ongoing unconfirmed PR.

The PFS rate was 55% at six months and 37% at 12 months. The overall survival rate was 70% at 12 months and 46% at 24 months.

42% (14/33) of patients experienced a deep response (≥50% tumor reduction). In these patients, mPFS was 15.9 months at 39.6 months mFU.

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* Maximum change of target lesions and RECIST 1.1 response at different timepoints. BL, baseline; BOR, best overall response; (c)CR, (confirmed) complete response; (c)PR, (confirmed) partial response; PD, progressive disease; RECIST, Response Evaluation Criteria in Solid Tumors; SD, stable disease.

Anzu-cel induced systemic anti-tumor activity across multiple metastatic sites, including difficult-to-treat metastases, such as liver, lung, lymph node, abdomen/peritoneum, skin and others. Even patients who had a best overall response of progressive disease (PD) according to RECIST 1.1 (n=3) experienced shrinkage of individual lesions. Progressive disease was frequently the result of new lesions, progression of non-target lesions, or selective outgrowths of individual lesions, while many target lesions remained controlled, indicating continued control of baseline disease. Responses occurred rapidly (median time to BOR: 1.4 months) and were durable across multiple metastatic sites, including target and non-target lesions.

These findings support the continued development of anzu-cel in advanced melanoma. Immatics’ ongoing Phase 3 clinical trial, SUPRAME, is evaluating the efficacy, safety and tolerability of anzu-cel PRAME TCR T-cell therapy as a monotherapy vs. investigator's choice in patients with unresectable or metastatic cutaneous melanoma who have received prior treatment with a PD-1 immune checkpoint inhibitor.

In parallel, a Phase 2 cohort in metastatic uveal melanoma is ongoing and intended to support a potential label expansion for anzu-cel following expected initial approval in cutaneous melanoma.

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About PRAME

PRAME is a target expressed in more than 50 cancers. Immatics is the global leader in precision targeting of PRAME and has the broadest PRAME franchise with the most PRAME indications and modalities. The Immatics PRAME franchise currently includes three product candidates, two therapeutic modalities and three combination therapies that target PRAME: anzu-cel (anzutresgene autoleucel, IMA203) PRAME cell therapy, IMA203CD8 PRAME cell therapy, IMA402 PRAME bispecific as monotherapy,  in combination with immune checkpoint inhibitors, in combination with IMA401 MAGEA4/8 bispecific as well as anzu-cel in combination with Moderna’s PRAME mRNA designed to enhance cell therapy.

About Anzu-cel PRAME Cell Therapy

Anzu-cel (anzutresgene autoleucel; IMA203) is a PRAME-directed TCR T-cell therapy engineered to recognize an intracellular PRAME-derived peptide presented by HLA-A*02:01 on the cell surface and initiate a potent and specific anti-tumor response. Anzu-cel PRAME cell therapy is currently being evaluated in a registration-enabling randomized controlled Phase 3 trial, “SUPRAME,” in patients with unresectable or metastatic cutaneous melanoma who have disease progression on or after treatment with at least one checkpoint inhibitor. In parallel, the Phase 1/2 clinical trial is ongoing with a focus on uveal melanoma.

About Immatics

Immatics is committed to making a meaningful impact on the lives of patients with cancer. We are the global leader in precision targeting of PRAME, a target expressed in more than 50 cancers. Our cutting-edge science and robust clinical pipeline form the broadest PRAME franchise with the most PRAME indications and modalities, spanning TCR T-cell therapies and TCR bispecifics.

Immatics intends to use its website www.immatics.com as a means of disclosing material non-public information. For regular updates you can also follow us on LinkedIn and Instagram.

Forward-Looking Statements

Certain statements in this press release may be considered forward-looking statements. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. For example, statements concerning timing of data read-outs for product candidates, observations from the Company’s clinical trials, the timing, outcome and design of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration-enabling), the timing of IND, CTA or BLA filings, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these

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terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Immatics and its management, are inherently uncertain. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. The Company undertakes no duty to update these forward-looking statements. All the scientific and clinical data presented within this press release are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification.

For more information, please contact:

Media

Trophic Communications

Phone: +49 151 7441 6179

immatics@trophic.eu

Immatics N.V.

Jordan Silverstein

Head of Strategy

Phone: +1 346 319-3325

InvestorRelations@immatics.com

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